UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

ALLOGENE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019770 10 6

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019770 10 6	13G	Page 2 of 5 Pages

1	Names of Reporting Persons Seaview Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,514,287 Shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 8,514,287 Shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,514,287 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.0% (1)
12	Type of Reporting Person OO

(1)	This percentage is calculated based on 121,482,671 shares of common stock outstanding as of November 15, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2018.

CUSIP No. 019770 10 6	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Allogene Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 210 East Grand Avenue South San Francisco, CA 94080

Item 2(a).	Names of Persons Filing: Seaview Trust

Item 2(b).	Address of Principal Business Office, or, if none, Residence: 811 Strada Vecchia Road, Los Angeles, CA 90077

Item 2(c).	Citizenship: California

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP No.: 019770 10 6

Item 3.	Not Applicable.

CUSIP No. 019770 10 6	13G	Page 4 of 5 Pages

Item 4.	Ownership

The information requested is set forth in items 5 through 9 and 11 of the cover page to this Schedule 13G. Ownership is stated as of December 31, 2018. The ownership percentage is based on 121,482,671 shares of common stock outstanding as of November 15, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed November 21, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

CUSIP No. 019770 10 6	13G	Page 5 of 5 Pages

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

Seaview Trust

By:	/s/ Hanna Ackerman
Name:	Hanna Ackerman, Trustee